EXHIBIT 3

November 17, 2022

Board of Directors
Willis Lease Finance Corporation
4700 Lyons Technology Parkway
Coconut Creek, FL 33073

Dear Members of the Board of Directors:

On behalf of CFW Partners, L.P. (“CFW”), Mitsui & Co., Ltd., a Japanese limited company (“Mitsui”), Fuyo General Lease Co., Ltd. (“Fuyo”), and JA Mitsui Leasing, Ltd. (“JAML”, together with CFW, Mitsui and Fuyo, the “Consortium”), I am pleased to submit this non-binding indication of interest to acquire (the “Transaction”) all of the outstanding shares of common stock of Willis Lease Finance Corporation (the “Company”) that are not owned by CFW, Charles F. Willis, IV, Austin Chandler Willis and their respective affiliates (collectively, the “Willis Parties”) at a cash purchase price of $45.00 per share of common stock (the “Offer Price”). The Offer Price represents a premium of 5.0% over the Company’s closing stock price on November 17, 2022, of $42.86, a premium of 18.1% over the Company’s 90-day volume weighted average trading price and a premium of 25.2% over the Company’s 180-day volume weighted average trading price. The Willis Parties collectively own approximately 46.5% of the outstanding common stock of the Company.

We believe the Offer Price will provide a positive result for the holders of the Company’s common stock, represents a fair value for the Company, and that the proposed Transaction will provide the Company’s common stockholders with immediate liquidity and certainty of value while allowing the Company to focus on its long-term development and growth without undue emphasis on short-term results.

We expect that the special committee consisting of disinterested and independent members of the Company’s board of directors formed on April 30, 2019 and confirmed on August 1, 2019 (the “Special Committee”) will review the terms of the offer, including the Offer Price.  The Transaction will be subject to a non-waivable condition requiring the approval of the holders of a majority of the shares of the Company’s common stock not held by the Willis Parties, and the Company’s board of directors and senior management. We will not proceed with the proposed Transaction unless it is so approved.

We are prepared to immediately begin negotiations of definitive documentation for the Transaction once counsel for the Special Committee has been engaged, and believe we can complete due diligence promptly.  We contemplate that the proposed Transaction would not be subject to any financing condition.

As significant owners of the Company’s stock, the Willis Parties have no interest in selling any of their shares of Company stock in, or voting in favor of, an alternative sale, merger or similar transaction involving the Company.  If the Special Committee does not recommend, or the majority of the minority stockholders of the Company described above do not approve, the proposed Transaction, the Willis Parties currently intend to continue as long-term stockholders of the Company.

EXHIBIT 3
Due to obligations under the federal securities laws, the Willis Parties intend to promptly file a Schedule 13D amendment, including a copy of this letter, with the Securities and Exchange Commission.

This letter does not constitute a contract, commitment or other binding obligation on the part of any person in any respect. In addition, this letter does not constitute an offer or proposal capable of acceptance and may be withdrawn at any time and in any manner.  Any obligation of the Consortium with respect to the proposed Transaction will be only as set forth in a definitive written agreement executed and delivered by the Consortium.

We look forward to discussing this proposal with you at your convenience and working with you to complete the Transaction expeditiously.

Very truly yours,

Charles F. Willis, IV